UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 5, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the of UBS Group AG 4Q25

Earnings call remarks and
Analyst Q&A, which appear immediately following this page.

Fourth quarter 2025 results

4 February 2026
Speeches by
Todd

Tuckner
, Group

Chief Financial Officer,

and
Sergio P.

Ermotti
,
Group Chief Executive

Officer
Including analyst

Q&A session
Transcript.
Numbers for

slides

refer to

the fourth

quarter 2025

results and

investor update

presentation.
Materials and a

webcast replay are available

at
www.ubs.com/investors

Todd

Tuckner
Slide 3: 4Q25 profitability driven by strong revenue growth and positive operating leverage
Thank you Sarah, and good morning

everyone.
Disciplined execution in the fourth quarter underpinned a strong year of financial performance as we continue to
progress towards

our post-integration profitability

targets. In

the quarter

we delivered

reported net

profit of

1.2
billion and earnings per share of 37 cents while

Group Invested Assets exceeded 7 trillion.
Underlying pre-tax

profit was

2.9 billion,

up 62%

year-over-year,

as continued

revenue

momentum in

our core
franchises and cost discipline across the Group resulted in 9 percentage points of positive jaws.
Total

revenues

increased

10%

versus

the

prior

year,

driven

primarily

by

strong

top-line

growth

in

both

Global
Wealth

Management

and

the

Investment

Bank,

as

we

leveraged

our

competitive

strengths

and

unrivaled
geographic footprint

to capture

opportunities in

broadly

constructive market

conditions. We

delivered a

further
700 million

in gross

cost saves,

reflecting steady

progress

in decommissioning

technology,

integrating functions
and reducing third-party spend.
Total

operating expenses were

1% higher

with realized

synergies largely

offset by

higher variable

compensation
accruals on the back

of stronger revenues.

Excluding litigation, variable compensation and currency

effects, costs
declined 7%.

Taken

together, sustained execution combined with disciplined cost and balance sheet management

drove further
improvement in our underlying metrics

during the quarter,

including a cost/income ratio of 75%

and a return on
CET1 capital of 11.9%.
We remain

on track

to deliver on

our key

integration milestones, including completing

the Swiss booking

center
client migrations by

the end

of this

quarter –

an important

enabler to achieve

the remainder

of our

cost savings
through the end of 2026.
Slide 4 – 4Q25 net profit 1.2bn reflects broad-based growth and NCL cost reduction

Moving to slide

4. With

underlying pre-tax

profit growth across

our businesses,

we closed

the year

on a strong

note
and sustained the consistent performance delivered

throughout 2025. This quarter,

we once again leveraged the
strength of

our business

model, powered

by our

international scale,

deep client

connectivity,

and differentiated
capabilities, to help clients navigate an environment

marked by complexity and unpredictability.
On a reported

basis, revenues included

net negative adjustments

of 54 million,

primarily reflecting a

net loss of

457
million

from

the November

buyback

of 8.5

billion

of legacy

Credit

Suisse

debt instruments

that

were

issued

at
distressed

spreads

prior

to

the

acquisition,

offset

by

other

merger-related

PPA

adjustments.

Buying

back

this
expensive legacy

debt early

– and

replacing it

with low-cost

funding –

is not

only NPV-accretive, but

will also

benefit
the net interest income of GWM and P&C in the coming

years and reduce the net funding drag in NCL.
Integration-related expenses

were

1.1 billion,

reflecting the

continued high

intensity of

the Swiss

client account
migration and ongoing work across the group to deliver

key integration milestones.
The effective tax rate in the quarter was 29% and

12% for the full year 2025.
Slide 5 – Our balance sheet for all seasons

is a key pillar of our strategy
Turning to our balance sheet on slide

5. As of year-end, our

balance sheet for all

seasons consisted of 1.6

trillion in
total

assets,

down

15

billion

versus

the

end

of

the

third

quarter,

primarily

reflecting

the

liability

management
exercise just mentioned and net redemptions of other

long-term debt.
Credit-impaired exposures remained stable quarter-on-quarter at 90 basis points, while the annualized cost of risk was 9

basis points,

reflecting the

quality and

nature of

our lending

book. Group

credit loss

expense was

159 million,
mainly relating to credit-impaired positions in our Swiss business.
Our tangible

book value

per share

grew sequentially

by 1%

to 26

dollars and

93 cents,

primarily from

our net

profit,
which was partly offset by share repurchases.
Overall, we continue

to operate with

a highly fortified

and resilient balance sheet

with total loss absorbing

capacity
of 187 billion, a net stable funding ratio of

116% and a liquidity coverage ratio of

183%.
Looking ahead, we expect our

LCR to remain around

this level, reflecting both

the prudent buffers we

have long
maintained and the

more stringent Swiss

liquidity requirements,

which were

fully phased in

by the end

of 2024,
and which

are more onerous

than those

in other

jurisdictions. Maintaining

this resilience

requires holding additional
HQLA, and we will continue to manage the associated

carry and balance-sheet impact with discipline.

Slide 6 – Strong operating profits fund capital returns,

investments and debt buyback
Turning

to capital

on slide 6.

Our CET1

capital ratio at

the end

of December

was 14.4% and

our CET1 leverage
ratio was 4.4%, both lower sequentially and

closer to our targets of around 14% and above 4%,

respectively.
The sequential decreases largely

reflect a reduction

in CET1 capital, as

strong operational performance was more
than offset

by accruals

for shareholder

returns of

4.1 billion.

Of this

amount, 3

billion relates

to intended

share
repurchases in

2026, which

we’ll cover

later in

more detail.

A further

1.1 billion

relates to

the full-year

2025 ordinary
dividend which,

at one

dollar and

ten cents

per share,

is up

22% on

last year. CET1

capital also

decreased by

around
0.5 billion due to the liability management exercise.
Turning

to

UBS

AG.

During

the

fourth

quarter,

the

parent

bank’s

standalone

fully-applied

CET1

capital

ratio
increased to 14.2%, up sequentially

from 13.3%. This increase largely

reflects 9 billion of capital

upstreamed from
subsidiaries, following strong

integration progress,

including in

further running down

NCL, which

enabled those
entities to release surplus capital on an accelerated timeline.
Of the total, Credit Suisse International in the UK

paid up around 4 billion, while around

3 billion was repatriated
from the US IHC. The remainder was paid by other foreign subsidiaries around the Group.
Collectively, these distributions increased the parent bank’s equity by around 2 billion,

and reduced its investments
in subsidiaries by around 6 and

a half billion, resulting in

a 26 billion reduction in risk-weighted

assets, driving up
its capital ratio.
By year-end, we expect another 3 billion

of capital to be returned

predominantly from UBS AG’s UK

subsidiaries as
we finalize

the unwinding

of positions

in those

former Credit

Suisse entities.

In addition,

the US

IHC can

be expected
to repatriate

around 2

billion of

additional capital by

2028 as

it progresses

back toward

its pre-acquisition

CET1
capital ratio.
UBS AG’s fourth quarter CET1 capital ratio also reflected an incremental accrual of 1 billion of dividends, bringing the full year 2025 total

to 9 billion. As in 2025,

the parent bank is expected

to upstream half of that

total during
the first half

of 2026 to

fund Group

shareholder returns, and

has the

option to distribute

the second half

in the
latter part of the year depending on Swiss

capital framework developments.
Finally, with dollar/Swiss

at around

current levels,

we expect

to continue

pacing intercompany

dividends to

maintain
prudent capital buffers and manage FX-driven headwinds on leverage ratios across Group entities. As a result, we now expect

UBS AG

to operate

with a

standalone CET1 capital

ratio of

around 14%

for the

foreseeable future,
while we still aim to maintain the Group equity double

leverage ratio near 100%.
At the end

of 2025, the

Group equity double

leverage ratio was 104%,

down 5 percentage

points compared to
the end of the second quarter.

Slide 7 – Global Wealth Management
Turning to our business divisions and starting with Global Wealth Management on slide 7.
For

the

quarter,

GWM

delivered

pre-tax

profit

of

1.6

billion,

up

from

1.1

billion

in

the

prior

year

as

revenues
increased by 11%. Invested Assets reached 4.8 trillion. For the full year, GWM generated pre-tax profits excluding litigation of 6.1 billion, up 23%, with a cost/income

ratio of 75.6%, improving by more than 3 percentage points.

All four GWM regions grew pre-tax

profits in 2025, with each generating around one and a

half billion excluding
litigation – underscoring the strength and diversification

of the world’s only “truly” global wealth manager.

In the Americas, fourth quarter

pre-tax profit increased

by 32%, with a

pre-tax margin of 13%,

up 2 percentage
points year-over-year, capping a year

in which profits

grew by 34%. EMEA

delivered pre-tax profit growth

of 27%,
supported by

strong transaction-based

revenues and

ongoing cost

discipline, driving

a 19%

increase for

the full
year. Asia Pacific sustained its strong momentum, delivering pre-tax profit growth of 24% in the quarter

and 30%
for the

full year

– its

first following

completion of

the Credit

Suisse client

migration in

2024 –

reinforcing the

region’s
significant runway

for continued

growth. In Switzerland,

pre-tax profit declined

4% in the

quarter amid

net interest
income headwinds, but increased 2% for the full year

on strong growth in non-NII revenue.
Moving to flows

for the quarter. Net new

assets were 8.5

billion, with 23

billion of inflows

across EMEA, APAC and
Switzerland,

partially offset

by

outflows

of

14

billion

in

the

Americas,

primarily reflecting

net

recruiting-related
impacts.
For the full year

2025, we generated net new

assets of 101 billion,

representing 2.4% growth. We

delivered this
while absorbing the

expected, temporary flow

headwinds from

strategic actions taken

to support higher

pre-tax
margins and enhance our return on equity.
Net new fee-generating

assets were 9

billion, with APAC delivering 10%

annualized growth. Mandate

penetration
was up

for the

4th consecutive

quarter with

our MyWay

discretionary solution

being a

strong driver, nearly

doubling
invested assets year-over-year to over 30 billion.
Net new

deposits were

broadly flat

in the

quarter,

with an

observable mix

shift towards

non-maturing balances
supporting our deposit margin as we look

forward.
Net

new loans

were

5

billion as

demand strengthened

–

particularly in

Lombard and

securities-based lending

–
supported by

lower

rates. In

the

Americas, loan

balances grew

for

the

7th

consecutive

quarter,

demonstrating
continued progress in enhancing our banking platform.
Moving to the revenue lines. Recurring net fee income rose 9% to

3.6 billion as fee-generating assets grew to 2.1
trillion.
Transaction-based revenues were 1.2 billion, up 20%, driven by strength in structured products and cash equities.
Close collaboration

between GWM

and the

Investment Bank

remains a

key differentiator,

enabling us

to deliver
tailored structured solutions at scale and deepen the value we bring to our wealth clients.

Net interest income was

1.7 billion, up 3% year-on-year and

4% sequentially,

reflecting higher average loan and
deposit volumes as well as a more favorable deposit

mix.

For the first quarter, we expect a low single-digit percentage decline in NII as positive

loan volume and deposit

mix
effects are expected to be more than offset by day count and deposit rates. For the full year, we expect GWM net interest

income to

increase

by

low

single digits

year-over-year,

driven by

strong

loan growth,

support from

the
November

liability

management

exercise

and

an

improved

deposit

mix

more

than

offsetting

deposit

margin
compression in lower-rate currencies.

Underlying operating expenses increased 4% versus the prior-year quarter,

driven primarily by higher production-
linked compensation. Excluding litigation,

variable compensation and currency effects, costs declined

2%.
Slide 8 – Personal & Corporate Banking (CHF)
Turning to Personal and Corporate Banking on slide 8.
P&C delivered fourth quarter pre

-tax profit of 543

million Swiss francs, down 5%, primarily

due to lower interest
rates weighing on

net interest income,

which declined 10%.

This was partly

offset by

lower credit

loss expenses
and reduced operating costs.
Sequentially,

net interest income

decreased by 2%

as targeted pricing measures

largely mitigated the headwinds
from Switzerland’s zero-rate environment.
Notwithstanding that Swiss franc rates are

expected to remain

at current levels

throughout 2026, P&C’s full

year
NII is modelled to increase by

a mid-single-digit percentage in US dollars, supported by FX translation, the liability
management exercise and expected loan growth.
For the first quarter, we expect NII to remain broadly stable in US dollar terms.
Non-NII

revenues

were

down

3%

with

sustained

growth

in

Personal

Banking more

than

offset

by

lower client
activity in the Corporate and Institutional segment.
Credit loss expense

was 80 million

Swiss francs in

the quarter

and 277 million

Swiss francs

for the full

year. Looking
ahead, a

mixed credit

backdrop in

Switzerland, reflecting

a

more

challenging economic

outlook, is

expected to
result in quarterly credit loss expense of around 75 million Swiss francs on average.
Operating expenses in the quarter were 1.1 billion

Swiss francs, down 1%.
Slide 9 – Asset Management
Turning to Asset Management

on slide 9.

Pre-tax profit increased by

20% to 268

million, driven

by higher revenues
and

lower

costs.

The

quarter

also

reflected

a

loss

of

29

million

related

to

the

sale

of

the

O’Connor

business.
Excluding the P&L from disposals, pre-tax profit was up 41%.
As investments in

our growth initiatives

and platform scalability

continue to take

hold, we’re

seeing the benefits
translate into sustained profitability improvement.
Net new money in the quarter was positive 8 billion, led by inflows in ETFs, money market strategies and our U.S.
SMAs,

while

invested

assets reached

2.1

trillion.

Full-year

net

new

money

was

30

billion,

representing

a

1.7%
growth

rate,

with

flows

reflecting

product

rationalization

as

Asset

Management

completed

the

Credit

Suisse
integration.

In Unified Global

Alternatives, net new

client commitments were

9 billion, including

8 billion from

GWM clients,
with funded invested assets now at 330 billion.
Overall revenues

rose 4%,

driven by

an 11%

increase in

net management

fees on

higher assets

under management.
Operating expenses declined 2%, resulting in a 66%

cost/income ratio.
Slide 10 – Investment Bank
On

to

slide

10

and

the

Investment

Bank.

Pre-tax

profit

of

703

million

increased

56%,

driven

by

13%

higher
revenues. This performance

capped the IB’s

strongest top-line year

on record, delivering 11.8

billion of revenue, up
18%. We

achieved this

result

with

essentially no

incremental RWA,

reflecting disciplined

risk

management and
highly capital-efficient growth. For the full year, the IB’s return on attributed equity was 15%.
Banking revenues rose by 2% in the quarter to 687 million.
Advisory grew by 2%, driven by strong performance in

Switzerland and across our broader EMEA franchise.
Capital markets

increased 1%,

powered by

ECM, which

was up

68% and

outperformed fee

pools across

all regions.
We

held

leading

roles

on

several

transactions

during

the

quarter,

highlighting

the

benefits

of

our

targeted
investments in strategic

sectors and

products. Revenues were

lower in LCM,

reflecting softer

sponsor activity

across
our client base.
Moving to Global Markets.

Revenues increased by 17% to

2.2 billion, as we delivered

our strongest fourth-quarter
performance on record – both globally and in every region.
Equities rose

9% versus

an exceptionally

strong

prior-year quarter,

driven by

prime brokerage,

cash equities

on
record

market

share,

and

equity

derivatives.

FRC

revenues

increased

by

46%,

with

FX

and

precious

metals

in
particular standing out.
Our continued

technology investment,

combined with

a highly

regionally diversified

platform and

deep connectivity
with

Global

Wealth

Management,

continues

to

differentiate

our

Markets

business

–

supporting

strong

client
engagement and sustained momentum.

Against this strong revenue performance, operating expenses

increased by 6%.
Slide 11 – Non-core and Legacy
On slide 11, Non-core and Legacy

generated a pre-tax loss of

224 million in the quarter.

Revenues were negative
10 million, as funding costs of 86 million

were partly offset by net revenues from position marks and disposals.

Operating expenses were down

by nearly 60% year-on-year,

reflecting the significant progress

we are making

in
exiting costs from the platform.
Risk-weighted assets at

quarter-end

were 29

billion, or

5 billion

excluding operational risk

RWAs, down

2 billion
sequentially. LRD decreased by 6 billion, or 25% quarter-on-quarter, ending the year at 19 billion.

Slide 12 – FY25 net profit of 7.8bn, up 53% YoY with strong momentum in core businesses
Moving to a short recap on our full year Group performance on slide 12. We delivered net profit of 7.8 billion, up
53%

year-over-year,

with

an

underlying

return

on

CET1

capital

of

13.7%.

Excluding

litigation

and

applying

a
normalized tax rate, our return on CET1 capital

was 11.5%.
Revenues grew 8% in our

core businesses and 4% overall,

while costs were 2% lower, as we continue

to progress
toward completing the Credit Suisse integration.
Slide 13 – Increased profitability across our globally diversified franchise
As we

look at

our full

year performance through

a regional

lens on

slide 13,

the contributions across

the Group
underscore the strength of our globally diversified model

and unrivaled global connectivity.
Outside of Switzerland –

our anchor and

most profitable region,

which delivered over 5

billion in pre-tax

profit –
each region delivered strong profitability and grew at

a double-digit rate year-over-year. APAC and EMEA were up
over 40%

with the

Americas 14%

higher –

clear

evidence that

our

scale, reach

and

disciplined integration

are
building a more balanced earnings profile that positions us well to perform through the cycle and to capitalize on growth opportunities where they are strongest.
With that, I hand over to Sergio for

the investor update.

Sergio P.

Ermotti
Slide 15 – Strong momentum positions us to achieve

our 2026 targets and 2028 ambitions
Thank you, Todd, and welcome everybody.
2025 was a year marked by exceptional dedication from our colleagues as we advanced in our journey to position
UBS for sustainable long-term success.

We achieved excellent financial

results and made

great progress

on the first integration

of two G-SIBs

– for sure,
one of

the most complex

integrations in banking

history.

We did

this despite an

unpredictable market backdrop
and amid regulatory uncertainty in Switzerland while

never losing sight of what matters most:

serving our clients.

As a

result, we

captured growth

across

our asset

gathering platform,

supported robust

private and

institutional
client activity and increased market share in our areas of strategic focus in the Investment Bank.

In Switzerland, clients relied on UBS for their domestic needs and our global capabilities and expertise. During the year we

also extended

or renewed

around 80 billion

Swiss francs

of loans

to businesses

and households,

reinforcing
our commitment to act as a reliable partner for the Swiss

economy.

At the same time,

we substantially completed

the client migrations

in Personal and

Corporate Banking, and

we are
set to finish

the remaining transfers

for Swiss-booked clients

by the end

of the first

quarter.

With this, alongside
further progress in

simplifying our operations, we

are on track

to substantially finalize the

integration by the end
of the year and reach our 2026 Group exit rate targets.
Our performance throughout

the year further fortifies

our capital strength and

our ability to follow

through on our
capital return plans.
As Todd

mentioned, we are honoring

our capital return commitments

with an increase

in our dividend. This

was
complemented by our share repurchases, which we plan to replicate in 2026.

Our

momentum is

also

enabling our

strategic investments

to

support our

clients,

reinforce

our

technology and
position UBS for long-term growth. At the same time, we are seeing increasingly strong adoption of AI across the firm, supported by our roll-out of next generation

tools and platforms to improve efficiency and productivity.
We entered 2026 from a position of strength and are committed to executing on our proven strategy to generate sustainably higher returns and long-term value

for all stakeholders.

Slide 16 – Executing final stages of integration

to capture synergies

I am pleased with

the integration progress we

have made to date

and I’m confident in

our ability to substantially
complete the integration and capture the remaining synergies by the end of the year.

But the

final wave

of Swiss-booked

client migrations

carries the

highest level

of complexity, and

is a

key dependency
to fully winding down the legacy infrastructure through the

end of the year.

Therefore, we

cannot be complacent and have

to maintain the same

level of focus

and intensity as we

approach
the last mile.
In the

planning process

for 2026,

we identified

an additional

500 million

in cost

synergies. These

allow us

to increase
our gross cost

savings ambition to 13

and a half billion.

I am particularly pleased

that we will

be able to

produce
these synergies at a very efficient cost-to-achieve multiple of 1.1.
Slide 17 – On track to deliver on 2026 exit

rate targets
Each step we take towards completing

the integration brings us closer

to our 2026 exit rate targets

for the Group.

While we are

on track to reach

a 15% underlying return

on CET1 capital and

a cost/income ratio below

70% by
the end of the year, this slide underscores the efforts that are still required to get there.

As

we entered

the first

quarter,

the macro

-economic backdrop

continues to

support steady

global growth

and
easing

inflation.

Market

conditions

remain

largely

constructive,

with

broader

equity

dispersion

and

rotation
supporting client engagement, as well as healthy

transactional and capital markets

activity and pipeline.

Demand remains

focused on

geographic and

asset class diversification,

as well

as principal

protection. However,
continued elevated

geopolitical and

economic policy

uncertainties

mean sentiment

and positioning

can shift

quickly,
leading

to

spikes

in

volatility

influencing

institutional

and

corporate

client

activity

levels.

So

across

all

of

our
businesses, helping our clients navigate these

challenges and sustaining client momentum is still

our number one
priority.
Slide 18 – Committed to our global, diversified

model weighted towards asset gathering
While we are about to finish the integration, our

strategy for delivering long-term value remains unchanged.

We

are

fully committed

to our

global, diversified

model. Our

weighting towards

our

asset-gathering franchises
provide us with an attractive business mix that sets

us apart from our competitors.
And while our leadership in the largest- and

fastest-growing markets is fundamental to serving our clients, it also
provides significant

diversification benefits

which underpin

our ability

to deliver

attractive and

stable profits

through
the cycle.

Fortified by a balance sheet for all seasons

and a disciplined approach to risk and cost

management, it is clear that
our strategy reinforces UBS’s role as a stabilizing force for our stakeholders, and for the Swiss economy.

Slide 19 – Strong client franchises, capabilities and scale
Our global client franchises also provide us with

a competitive advantage that cannot easily

be replicated.

We are the world’s

only truly global

wealth manager

and the number

one Swiss universal

bank, with

leading global
capabilities across our Asset Management franchise and

our competitive, capital-light Investment Bank.

While our business divisions are strong on their own, it is the intense partnership between them that creates truly differentiated value

for clients

and stakeholders.

This is

why further

reinforcing collaboration

across the

Group must
continue to be one of our key levers for

sustainable growth.

With the integration

nearly done, it is now

important for us to

apply a One Bank

approach to our entire operation.
To

do this, we are redesigning front-to-back processes and accelerating investments in technology and AI.

Building on these strong

foundations, we are investing in

a portfolio of large-scale, transformational AI programs
designed to

increase our operational

resilience, enhance

client experience

and unlock

higher levels

of efficiency

and
effectiveness across the organization.
Slide 20 – Secular trends shaping our industry support

our long-term growth
In addition to the levers within our control,

the secular trends shaping the industry support our long term growth
ambitions and our ability to serve our clients.
More

than

ever before,

rapidly evolving

geopolitical, societal

and demographic

dynamics

are

influencing where
people choose to

live. These trends

are also

accelerating the pace of

wealth migration and changing

how clients
invest and manage risk across public, private and alternative markets.

In addition, longer life expectancies and intergenerational wealth transfers are extending investment horizons

and
increasing demand

for holistic

wealth planning.

Meanwhile, the

next generation

of investors

expects a

seamless
technological

experience.

And

the

emergence

of

digital

assets

and

tokenization

is

creating

opportunities

to
fundamentally change how we operate.

In this

context, clients

will increasingly

place an

even higher

premium on

trusted advice

from partners

who can

offer
true

global

connectivity,

access

to

innovative

products

and

seamless

cross

border

solutions.

UBS

is

uniquely
positioned to convert these trends into stronger profitability and long-term value creation.

These trends are also reflected in our 2028 ambitions for all our business divisions.

Slide 21 – GWM – capitalizing on integration

and growing the expanded platform
Let’s start

with Global Wealth

Management, where we

are on track

to realize the

final integration-related

synergies
to increase efficiency and capacity for investments, and

support the next level of profitability and growth.

We will leverage our

global reach, regional expertise and

strong connectivity with Personal &

Corporate Banking,
Asset Management and the Investment Bank

to deepen client relationships and maintain momentum.
In addition, a key priority is to scale and expand our high net worth franchise. To achieve that, we are investing in next

generation

digital

capabilities

that

strengthen

our

products

and

services

while

also

improving

advisor
productivity and pre-tax margins.

By

2028,

we

expect

all

of

our

regions

to

become

more

profitable,

supporting

Global

Wealth

Management’s
ambition to achieve a reported cost/income ratio of around 68%.
As we

begin to

fully capitalize on

the benefits of

our greater

scale and

capabilities, we aim

to deliver more

than
200 billion in net new assets per annum by

2028.
In 2026, we expect GWM’s net new assets to exceed 125 billion as we capture the benefits of our leadership and momentum across APAC, EMEA, Switzerland and Latin America.

In the

US, our

strategic actions

to improve

operating leverage are

resulting in

anticipated temporary headwinds,
but we expect

net new assets

in the Americas

to be positive

in 2026, supported

by a healthy

recruiting pipeline

and
improved retention of our most productive advisors.

Slide 22 – GWM – Unrivaled diversification

and scale with interconnected global franchises
On this

slide, you

can see

our unique

and diversified

positioning coming

through across

all of

our regions,

with
each being a meaningful driver of growth and equally

contributing to GWM’s profitability.
Together,

they form the basis for our unrivaled

global scale which adds to our local capabilities.

In APAC, our strong growth

and profitability reflects

our status as

the largest wealth

manager in the

world’s fastest
growing market. Building

on this, we

are reinforcing our

strongholds in Singapore

and Hong Kong

while increasing
our scale in key

growth markets in Southeast Asia,

Taiwan,

Japan, India and Australia. Across the

region, we aim
to expand

share

of wallet,

accelerate strategic

partnerships, build

on

our feeder

channels, and

hire

more

client
advisors.

Our leadership

in EMEA

is driven

by our

highly profitable

international platform that

offers cross-border

services
through our Swiss booking center.

This expanded offering in the region is

resonating with our clients, particularly
in

the

Middle

East,

where

our

franchise

has

nearly

doubled

in

size

compared

to

its

pre-acquisition

position.
Complemented by

our

growing

onshore

franchises, EMEA

is

poised to

capture

growth

and

further amplify

our
global diversification.

Switzerland

is

a

unique

source

of

stability

for

our

wealth

management

franchise,

supported

by

deep

client
relationships and our home country’s role as a destination

for international clients.

Once the

Swiss-booked client

migrations are

complete later

this quarter, our

advisors will

be in

an unrivaled

position
to focus on capturing enhanced growth.

Slide 23 – GWM Americas – Enhance the platform

to drive higher sustainable profitability
A year ago,

we outlined

our multi-year plan

to improve the

sustainable performance

of our US

wealth business and
positioning it to grow.

A 3-percentage-point

improvement in

pre-tax margin

in 2025

demonstrates that

we are

making good

progress
against that plan.

Simplifying access

to the

Investment Bank

has been

a clear

differentiator for

our clients,

contributing to

greater
client activity as

we further

extend our

specialized advisory and

capital market solutions

to our

wealthiest clients
and family offices.

Meanwhile,

investments

to

enhance

our

coverage

models

across

our

client

segments

are

streamlining

the
distribution of tailored products, enhancing the client

experience and improving financial advisor productivity.

Moving forward,

the most

significant source

of our

margin expansion

is our

core banking

offering. We have

healthy
momentum today,

supported by

seven consecutive

quarters of

loan growth.

And

the conditional

approval

of a
national charter

gives us

a clear

path to

further expand

our banking

platform and

product suite

to support

our
ability to narrow our profitability gap to peers.

Our operational momentum

and strategic progress in 2025 allow

us to bring forward our

ambitions by a year, and
we are

now targeting

a pre-tax

margin of

around 15%

in 2026.

We

will then

look to

achieve a

PBT margin

of
around 16% in 2027, before building to around 18% in 2028.
The Americas, including

our U.S. franchise,

is a cornerstone of

our capital-generative business model

and wealth
management franchise, and we will continue

to invest to reinforce our position.
Slide 24 – P&C – A core pillar of our strategy and reliable partner to the Swiss economy
Let’s now turn to

Personal & Corporate

Banking, which underpins our

status as the

leading Swiss universal

bank
and reliable provider of credit for the Swiss economy.
P&C’s performance in 2025 reflects our commitment to stay close to clients while executing one of the industry’s
most complex client account migrations ever,

with minimal disruption and limited asset outflows. With this major milestone soon behind us, P&C is well-positioned

to benefit from a single operating platform, freeing up time

and
resources to serve clients.

Just as importantly,

winding down legacy infrastructure will unlock material cost synergies to improve profitability while creating additional capacity to invest.

The power

of our

fully integrated

offering in

Switzerland, combined

with our

global reach,

allowed us

to retain
more corporate

and institutional

clients from

Credit Suisse

than we

had expected

as we

optimized our

financial
resources.

Now, we

will continuing to

improve our offerings

to reinforce

our standing as

the bank of

choice for clients and
drive growth. We are strengthening our digital leadership by increasing personalization as we roll out selective AI-
enabled

capabilities to

streamline

service and

bolster productivity.

Meanwhile, as

digital

assets

become a

more
relevant part

of the

financial system, we

are taking

a focused, client-led

approach. We

are building

out the core
infrastructure

and

exploring

targeted

offerings,

from

crypto

access

for

individual

clients,

to

tokenized

deposit
solutions for corporates.

In terms of our financial ambitions,

it is likely that the Swiss franc

interest rate headwinds that have persisted

since
2024 will delay the achievement of an underlying

cost/income ratio below 50% by the

end of 2026.

Despite this, we still expect the enhanced

scale of the franchise and improving operating

leverage to translate into
double-digit pre-tax profit growth this year. For these reasons, we also aim to achieve a

reported cost/income ratio
around 48% for 2028, even if rates remain at zero.

Slide 25 – AM – Driving focused growth and operating

leverage
In

Asset Management,

we have

seen

a

significant improvement

in

operating leverage

alongside the

substantial
completion

of

our

integration

priorities.

This

allowed

us

to

meet

our

2026

exit

rate

ambition

a

year

ahead

of
schedule.

With

better strategic

positioning

and a

sharpened product

offering, Asset

Management

is well

positioned to

capture
efficient

growth

through

its

differentiated

capabilities.

That

includes

alternatives, where

330

billion

in

invested
assets in our

Unified Global Alternatives unit

makes us a

top-5 limited partner

with the critical

scale necessary to
provide our clients

with access to

innovative investment

opportunities across private

markets, hedge funds

and real
estate.

We also have

deep traction across

our ETF and

Index offering, our

Credit Investments Group,

and our Separately
Managed Accounts

capabilities developed

in partnership

with GWM.

We intend to

build on these

areas of strength
with an ambition to realize around 3% net new money growth through the cycle.

Through

a

combination

of

growth,

continued

cost

discipline

and

the

rationalization

of

our

platform,

we

are
targeting a reported cost/income ratio of around 65%

by 2028.
Slide 26 – IB – Capitalizing on strategic investments

to drive sustainable returns
Turning to the Investment

Bank, we are

capitalizing on

investments in our

areas of strategic

importance to

enhance
our client offering and deliver sustainable returns.
In

2025,

Global

Markets

had

record

revenues

while

Global

Banking

continued

to

benefit

from

their

steadily
improving market share since the acquisition.

Our performance throughout the

year also highlights the benefits

of
our

diversified

platform

with

leading

franchises

across

APAC,

EMEA

and

Switzerland,

complemented

by

a
strengthened presence in the Americas.

Looking ahead,

we expect

Global Markets

to continue

to perform

well in

the current

market environment

supported
by enhanced market share

in equities, FX and

precious metals, and by

taking advantage of our reinforced

Global
Research capabilities.

In

Global

Banking,

our

strengthened

coverage

and

product

teams

are

adding

to

an

already

healthy

pipeline,
providing us with momentum as 2026 gets underway.

Assuming

supportive

markets,

we

still

aim

to

double

Global

Banking

revenues

by

the

end

of

this

year

on

an
annualized basis, compared to our 2022 baseline.
At the same time, we will continue to build on our connectivity to GWM, P&C and Asset Management to support
growth across

the group and

generate a 15% reported

return on attributed equity

through the cycle. And

it will
continue to consume no more than 25% of the Group’s

risk weighted assets.
Slide 27 – Capital generative business model

supports our capital return policy
The consistent execution of our

capital-generative strategy and our

financial resource optimization efforts over the
last two years have brought revenues over risk weighted assets much closer to pre-acquisition levels.

This gives us confidence

that we have

embedded the necessary

capital discipline

across our combined

business and
is more of

a proof of

our integration progress.

Importantly,

we can now

fully focus on deploying

capital towards
accretive growth opportunities while following through on our capital return objectives.

After repurchasing 3 billion

dollars of shares in 2025,

we intend to buy back

another 3 billion in

2026, with an aim
to do more. The

amount will be subject to

our financial performance, maintaining a CET1 capital

ratio of around
14%, and further

clarity on the

future regulatory

regime in

Switzerland. We expect

to hear more

on this later

in
the first half.

Beyond

2026,

we

do

not

expect

any

change

to

our

capital

return

policy.

We

intend

to

continue

to

pursue

a
progressive dividend. This will be complemented by a share buyback program that will be calibrated based on our financial results and the final outcome and

timing of implementation of the

new regulatory regime in Switzerland.
Slide 28 – Ambition to restore and surpass pre-acquisition levels of profitability
Once our restructuring

work is

behind us, we

will be able

to harvest the

full benefits of

the acquisition and

produce
sustainably higher returns.

Our

progress

over

the

last

two

years

and

our

expected

profitability

in

2026

will

allow

us

to

build

towards

our
ambition to restore and surpass pre-acquisition levels of profitability.

For 2028, we

aim to deliver

a reported return

on CET1

capital of around

18% under

the current capital

framework,
and a reported cost/income ratio of around 67%.
A lot of hard work still lies ahead of us. But I am more confident than ever in our ability to create significant value for all our clients, our people, our shareholders, and

in the communities where we live and work.
With that, I hand back to Todd for more details on the plan.

Todd

Tuckner
Slide 30 – Clear path to deliver on our 2026 exit

rate targets
Thank you, Sergio.

Bringing together the

achievements and ambitions

highlighted so far, slide 30 sets

out the path
as we

work towards

our 2026

exit-rate targets

of an

underlying return

on CET1

capital of

around 15%

and an
underlying cost/income ratio below 70%.
Underpinning

this

plan

is

our

expectation

that,

on

an

overall

basis,

our

core

franchises

will

be

the

primary
contributor to year-on-year pre-tax growth

and return accretion. Building on

the enhanced scale, capabilities and
competitive

positioning

we’ve

already

achieved,

we

expect

broad-based

revenue

momentum

in

Global

Wealth
Management, the Investment Bank and Asset Management

to more than offset net interest income headwinds in
Personal & Corporate Banking.
Critical to our return accretion,

the imminent completion of client account migration

in our Swiss booking center
is

set

to

unlock

more

meaningful

cost

reductions

as

we

retire

legacy

infrastructure

and

create

additional

staff
capacity, particularly benefitting our Global Wealth and Swiss franchises.

In Non-core

and Legacy,

we expect the

continued run-down of

costs during 2026

to further reduce

the drag on
returns. By year-end, the cost run-rate is expected to be better-sized to the limited residual portfolio, underscoring
the further progress we intend in taking down this legacy

cost base.

On capital, having already

lifted revenues over RWAs to our

10% ambition – and

with capital efficiency embedded
in how we allocate resources across the Group – we’re well positioned to selectively deploy incremental resources to

capture

attractive

growth

opportunities

while

maintaining

our

RWA

productivity.

Accordingly,

we

expect
disciplined capital deployment to underpin overall

return accretion.

Our 2025 effective tax rate was well below our structural level, reflecting material net litigation reserve releases in
Non-core and

Legacy, and tax

planning linked

to the

optimization

of our

legal entity

structure. Assuming

no material
reserve movements going forward, and with a less meaningful drag from NCL, we expect our effective tax rate to normalize in 2026 to around 23% for the full year.
Taken

together,

these factors are

expected to translate to

an underlying return on

CET1 capital of

approximately
13% and a cost/income ratio of around 73% for

the full year 2026.

As we’ve highlighted in the

past, all of

2026 is required

to deliver the remaining

integration milestones, with net
saves expected to build progressively,

and a greater proportion weighted to the second half. This is why we focus on

exit-rate

targets.

By

the

end

of

this

year,

with

integration

execution

substantially

complete,

the

remaining
synergies largely captured, and

the run-rate benefit

of the net

savings embedded in

our cost base,

we expect an
annualized view of our normalized

run rate of underlying opex

to provide an appropriate basis for

the cost/income
ratio that we aim to deliver from that point forward.

Slide 31 – Identified additional ~0.5bn cost

saves, total ~13.5bn by year-end 2026
Turning

to costs on Slide

31. As of year-end,

we‘ve delivered 10.7 billion

of cumulative gross run-rate

cost saves,
including 3.2 billion in 2025.
Compared

to

our

2022

baseline,

this

has

reduced

our

cost

base

by

around

25%,

excluding

currency

effects,
litigation, and variable compensation linked

to production – and by around 12% on an overall basis.

Building on this

progress and through the

execution of our

integration roadmap, we

identified during our

planning
process around 500 million of incremental gross cost

saves to be delivered by the

end of 2026, taking the

planned
total to approximately 13 and a half billion. These incremental savings are enabled by our simplification agenda in addition to the decommissioning work underway,

and help shape our post-integration operating model, creating capacity to invest in

technology and talent for

future growth, while supporting the

delivery of our exit-rate

targets.

Of the

residual 2.8

billion of

gross cost

reduction targeted

for this

year,

around 40%

is expected

to come

from
technology infrastructure and run-costs, 40% from workforce capacity, and the remainder from third-party spend and real

estate. The biggest

driver is retiring

the Credit Suisse

platform in Switzerland, which

in turn enables

the
phase-out of

associated middle-

and back-office

systems. With

client migrations

in the

Swiss booking

center running
through the

end of

the first

quarter,

the most

complex decommissioning work

ramps up

from mid-year,

driving
more meaningful net savings realization from that point onward.
Turning to cost-to-achieve. The 13

billion of integration-related

expenses incurred to

date reflects both the

scale of
execution

delivered

so

far,

and

the

additional

efficiency

opportunities

unlocked

as

we

progressed,

supporting
incremental

savings

and

faster benefit

capture.

For

2026,

we

expect around

2

billion

of

additional integration-
related

expenses to

deliver on

our cost

saving ambition.

This amount

reflects continued

execution intensity

and
targeted investment

to deliver

incremental savings

alongside the

remaining integration

synergies. Notably, the

cost-
to-achieve multiple remains

unchanged at 1.1

times, underscoring continued discipline

and cost control

through
this

highly

complex integration.

As

a

result,

we now

expect final

cumulative integration-related

expenses to

be
around 15 billion at historical FX by the end of 2026.
Slide 32 – NCL wind-down expected to be

substantially complete by year-end 2026
A further

important driver

of the

cost synergies

underpinning our

plan to

deliver our

exit-rate cost/income

ratio
target is the continued cost reduction in Non-core and Legacy, as shown on slide 32.

Since its formation following the

acquisition, NCL has reduced

its RWAs by

two-thirds, freeing up

nearly 8 billion
of capital, and has cut operating costs by roughly 80%. We’ve also exited the costliest debt inherited from Credit
Suisse and resolved several

of the most complex legacy litigation matters.

With the

vast majority

of the

balance sheet

run-down now

behind us,

the team

is

squarely

focused on

driving
further cost efficiencies.

As a result,

we expect to exit 2026

with annualized operating expenses excluding litigation of approximately 500 million – around 40%

of 2025 levels –

and annualized net funding

costs of less than

200 million, reflecting

savings
from November’s liability

management exercise. We then

see the resulting pre-tax

loss run-rate to

halving again by
2028 and tapering to immaterial levels thereafter.

We also expect NCL to exit 2026 with around 28 billion of RWAs,

consisting of 4 billion of market and credit risk,
and 24

billion of

operational risk.

On op

risk, we

recently updated

our run-off

projections as

part of

our annual
review.

Legacy

provisions

and

settlements

reflecting

last

year’s

significant

progress

in

resolving

inherited

legal
matters broadly

offset other

roll-offs,

so our

year-end

2025 balance

– and

our expected

2026 balance

– remain
broadly unchanged at around 24 billion.

Looking forward,

and reflecting

our regulator’s

instructions, we

continue to

include certain

discontinued businesses
in the 10-year loss history and do not assume any accelerated releases. Under these assumptions, roughly 10% of the current balance rolls off through 2030, with the remainder substantially running off between 2031 and 2035.
Slide 33 – Balance sheet optimization complete,

deploying capital to drive growth
Staying with risk-weighted

assets and capital efficiency

on slide 33. As the

slide illustrates, we’ve made

meaningful
progress in lifting our revenues over RWAs

back to our ambition level of around 10% from less than 8% just two years ago. This principally reflects three drivers.
First, strong progress

in running down NCL,

reducing RWAs

and freeing-up capacity.

Second, disciplined balance
sheet optimization across

our core businesses

since the acquisition,

ensuring we earn appropriate

returns for the
risk deployed. And third, stronger underlying performance, particularly in 2025, where we monetized the value of
our

enhanced

scale,

capabilities

and

competitive

positioning

to

translate

constructive

markets

into

meaningful
revenue growth and share

gains, with a greater

proportion of the uplift coming

from the more

capital-light parts
of the franchise.
On that

stronger footing,

and with

capital efficiency

embedded in

how we

allocate resources

across the

Group,
we’re well positioned to selectively deploy incremental balance sheet to support profitable revenue growth across our core businesses. Specifically,

as our focus shifts from restoring

capital discipline to enabling the next phase of
growth, we are no longer guiding to an RWA target.

Rather,

we expect

our risk-weighted

assets trajectory

to be

a

function of

our

growth ambitions

and disciplined
execution, as

we drive

higher returns

while maintaining

a strong

capital position

and retaining

the RWA

productivity
we’ve restored since the acquisition.

I should note that we are driving this capital efficiency and productivity while absorbing RWA headwinds from the
final Basel III implementation

in Switzerland, which

has had a cumulative

net impact of adding

around 60 billion of
RWAs since we started preparing for its adoption over the last several years.

In addition, we are preparing for the phase-in of the

Basel III output floor, and we continue to work to mitigate its impact through

actions such

as improving

data quality

and pursuing

external ratings

for relevant

counterparties
and

business

areas.

Based

on

our

current

estimates,

the

effect

should

remain

modest

–

no

impact

in

2026,
potentially up

to 1%

in 2027,

and around

2% in

2028, when

the output

floor reaches

its fully-phased

level of
72.5% of standardized RWAs.

Adding to

this, the

current Swiss

application of

an internal loss

multiplier is

driving materially higher

operational
risk RWAs than

we would expect under the

corresponding implementations in the UK,

the EU and the

US where
authorities are

expected to

set the

ILM at

1. In

that case,

op

risk RWAs

would be

driven by

the revenue-based
business indicator alone, which for us would mean

40-billion lower risk-weighted assets.

Slide 34 – Maintaining our strong capital position while

reducing funding costs
Turning to capital on slide 34. As of year-end,

our Group total loss-absorbing capacity stood at 187 billion, with a going concern capital ratio of 18.5%.
As already highlighted, our

Group CET1 capital ratio

was 14.4% and reflected

a 3-billion reserve for

planned share
repurchases in 2026. Looking ahead,

we continue to target

a CET1 capital ratio

of around 14%, giving us

a robust
buffer above regulatory minimums and

the capacity to both self-fund

growth and deliver attractive capital

returns.

This said, as

Sergio mentioned,

it’s our intention

to continue to

buy back shares

beyond 2026. While

it’s premature
to comment on the absolute level of

future repurchases, we may begin accruing later

this year for a portion of the
2027 share buyback. The timing and pace of any accrual will depend on our financial performance, developments
in the Swiss

capital framework and our

ability to operate

at our CET1

capital ratio target of

around 14%. As

we
await the final capital

ordinance expected later this

half, our CET1 capital

ratio may therefore temporarily

sit above
our target level.
Onto AT1s. With approximately 13   billion of issuance since the acquisition, our AT1s reached 4% of RWAs at year end, against a

current regulatory allowance of

4.4%. For 2026,

having already placed

3 billion of

our targeted 3
and

half

billion of

AT1

issuance in

January,

we are

well

advanced

on

our

AT1

funding

plan for

the year.

We’ll
continue to stay close to the market and,

where it makes sense, bring our issuances forward.
In terms of gone concern

capital, we closed the year

with 96 billion of TLAC-eligible

debt. Looking ahead to 2026,
as we continue

to optimize our

gone concern capital

stack, we target

approximately 11 billion

of HoldCo issuances
against around 20 billion of expected maturities, redemptions,

and first calls.

Since the start of the integration, disciplined execution

of our funding strategy has generated around 1.2
  billion in
net funding cost savings, exceeding

our original 2026 target of 1

billion. Just as importantly,

we’ve strengthened
the quality and composition of our liability profile, reinforcing our balance sheet for all seasons and positioning us well to fund growth through the cycle.
Slide 35 – Our Group financial targets and ambitions
To

conclude on page 35. The strategic, financial and operational improvements we delivered during the past year reinforce our confidence in achieving our 2026 exit-rate targets and give us a clear line of sight into the drivers of performance that support our financial ambitions

beyond the conclusion of the integration.

With that, let’s open up for

questions.

Analyst Q&A (CEO

and CFO)
Chris Hallam, Goldman Sachs
Yes. Good morning everybody. So,

Todd, you talked at the start of the call about the USD 9 billion of capital you've been able to upstream from the subsidiaries and

that USD 26 billion drop in RWAs at the parent bank.
And then I guess there's more that you plan to do. So if we

were to re-run the math that got us to the 24 billion
foreign sub capital shortfall earlier in the year, is it fair to say that number today would be lower? And can you
give us a sense, sort of, by how much lower

and how much repatriation and rebalancing you can still do

to work
that number lower from here?
And then second question, which is more broadly, I guess, on the Group, you've got the 13% RoCET1 guide for
this year. Jan 1st there was a strong narrative across the street on the potential for better capital markets activity levels this year, effectively a bit of a Goldilocks operating environment. Now the backdrop appears more volatile.
So if we spend much of 2026 with this current market

backdrop – elevated volatility, dollar weakness, more
questions around public and private market valuation

levels – how would that impact your Group across your
various businesses? How resilient would the 13%

target be in that context?
And I guess, anything you'd want to think about

in terms of the Banking target ’26 versus ’22?

And just on that
target, is that now run-rate? Because I think

it used to be double ’22 in ’26, and now

it's on an annualized basis.
So just checking if that's shifted to an exit

run rate guide as well. Thank you.
Todd

Tuckner
Hey Chris. Thanks for the questions. So

on the first one, yes, it's fair to say that if

you re-run the numbers, that
the uptick from 1Q25 or indeed 2Q25 would be lower

for this. But naturally, as we've said, we always had every
intention to upstream this capital. It's important to

reiterate that this capital that we've been repatriating from the Credit Suisse subs was always part of our planning.

Our strong progress in de-risking the entities, as I
mentioned, has, in these cases, just simply

accelerated the return of the capital. We've always

assumed we would
get it, it's always formed part of our planning.

It's also been assumed to be up-streamed and informed,

what we
told you a year ago, in bringing our equity double

leverage ratio to pre-Credit Suisse acquisition levels to

around
100%. So that hasn't changed. What has changed,

obviously, is the pace at which the cash has come up to the
parent bank, one. And two, the fact that, as we've

mentioned, FX-driven headwinds on the Tier1

leverage ratios
of several Group entities, including UBS AG consolidated,

forces us to pace intercompany dividends, including at
the UBS AG level, and as a result, limits how much

capital in the very near term we can upstream to

Group. But
certainly mathematically, your inference is correct.
In terms of the current environment, I mean, we certainly

recognize in our outlook statement, talking about
2026, that we entered the quarter with constructive

markets continuing. Still seeing higher dispersion

and lower
correlation in markets that informed constructive two-way

trading in our IB, and still our Wealth clients remaining
risk-on despite the need to continue to diversify

across asset classes and geography.

Of course, as we've said, event-driven volatility from various things – whether it be geopolitics or

some of what
we've been seeing recently – naturally suggest that

things can turn quickly. So, we're focused just on what we
can control, and the ambitions and targets we've laid

out reflect that. On the Banking target, I think it's

fair to
say that we remain confident in our ability to continue

to scale up, what you and I have discussed

many times, in
terms of doubling the 2022 revenues in ’26. Sergio

made the comment in his prepared remarks, it's fair to say
that the front half of 2025 for Banking in particular, where we're indexed in some of the markets and with ECM
only picking up later in 2025, effectively delayed us

a bit, and as a result, Sergio and I are talking about getting there in 2026 on an annualized basis.

Chris Hallam, Goldman Sachs
Okay. Thanks very much.

Kian Abouhossein, JP Morgan
Yes. Thanks for taking my questions. The first one is just coming back to the US wealth management and maybe
just bottom up a little bit around the restructuring on

the advisor side. When should we expect the

attrition to
end? And how should we think about net flows

as we progress through 2026? And in that context, clearly your pre-tax margin, you give some indication of what will

drive that. I recall Peter Wuffli talking about ultra-high net worth and family office growth in the US. And I'm just

trying to understand what is the difficulty in the US to
enter that market, because it seems to

be extremely difficult to gain market share, especially multifamily – family office, sorry.

And lastly, Sergio, you discussed a little bit tokenized assets, and you guys are quite advanced in this field based
on what we researched. And I'm just trying to understand

what the long-term strategy is, because on

the one
hand, you could argue [in] wealth management,

one advantage is you get access to all these

products being a
wealth management client and two, tokenization,

you kind of commoditize that. So I'm just

trying to understand
how you think about the impact of tokenization,

in particular of assets, on your wealth business

long-term.
Todd

Tuckner
Hey, Kian, let me address the first question on US wealth. So first, I would say, we're very pleased with our positioning as we continue to work through the levers

that we've discussed. We're particularly happy with our
positioning at the high end of the market, I think

that's where we have a stronghold. What we're trying to do

is
leverage that, and also work on greater penetration

in all aspects of high net worth. But

we're happy with our
position, especially at the top end. We're certainly not

satisfied with the net movement we've seen around

our
advisors. But as Sergio said, it's a transition-related issue.

And it's part of the changes that we introduced a year
ago that we considered necessary to improve pre-tax margin and inform sustainable, profitable growth.
Now, in terms of how we see this playing out, asset inflows

or outflows from advisor hires or exits, as I've said in
the past, do occur several months after announcements.

So we can model the impacts on NNA based on
announced net recruiting data. And on that basis,

we do expect further NNA headwinds through

the first half of
2026, after which we expect net recruiting outflow

impacts to materially taper, and, as Sergio said, for the US business to be a positive contributor to

GWM net flows in 2026 overall. And what

gives us confidence around
this is our building recruiting pipeline, as well as

the feedback we're getting across the field where advisors are telling us that the changes that we've

introduced reinforce the strength of our platform and make UBS the best place for FAs to serve their clients and grow their businesses.

Sergio P.

Ermotti
So, Kian, on tokenized assets, I think it’s

fair to say that, yes, we are really pursuing a strategy

of being a fast
follower in that area, so in respect of really looking for solutions for personal clients or wealthy clients or
corporates. But when you look down at how

we're going to do it, first of all I think, like AI,

this of course may
have some cannibalization effect on the services

you do. But I would not underestimate the impact

on the cost-
to-serve on this technology. So while we see maybe pressure on the top line, the advantages coming from the
rationalization of the processes, the back office, the operations will be substantial. So I'm not so concerned

about
that kind of threat.
By the way, also recognizing that as a highly regulated bank, we cannot be a frontrunner in terms of implementing and deploying this kind of

technology, but we need to take a very prudent approach. So I see tokenization as a journey, like for Al, that will play out over the next 3 to 5 years, and which will be
complementary to our more traditional, existing businesses.

And by the way, where knowledge is going to be
important, technology is important. And

last but not least, when we talk about

wealth management and wealthy
clients and wealth planning in general, the

emotional part of the equation – having

the client proximity, the
human touch – will continue to be a critical factor

to differentiate yourselves.
Kian Abouhossein, JP Morgan
Thank you.
Antonio Reale, Bank of America
Hi. Morning. It's Antonio from Bank of America.

I have two questions, please. The first

one on net new assets. I
mean, can you help us better understand

the path to your ambition of reaching more than 200 billion

net new
assets by 2028? And maybe give us some more color

around sort of the key regions. It would be great if you
could talk specifically about the trends or remind us of the initiatives you are taking to capture some of the
tailwinds, I'm thinking in Asia Pacific, on both

wealth creation and capital market activity. I mean, we've seen the pipeline of IPO in China and Hong Kong looking

very, very strong. So that would be my first question.
My second one is on costs. You've talked about the delivery of cost synergies, and the efforts are clearly visible
with almost the entire organization working on that

delivery. Can you talk us through a little bit more on sort of your expectations for net cost savings from here on? I mean,

I've heard your remarks and seen your targets, but if
you give us a sense of how much of these savings

are reinvested in the business, IT, Al capabilities, or FA
retention, and how much can be the sort of net

cost savings coming through. Thank you.
Todd

Tuckner
Hey, Antonio. So let's step back on the first question and maybe provide some context to help unpack it. So on
the path to 200 billion, it's important to

remember that we guided to 100 billion in 2024 and

2025 because we
flagged that there are a number of headwinds that we have to work through around this unprecedented
integration. And that's going to create some offset to

NNA or some of the strategic actions we're taking

to drive
pre-tax margins, and return on equity was going to

come at the expense of flows. And indeed

that's played out
over the course of ’24 and ’25.

So what gives us confidence in terms of

the build is the fact that we've worked through many

of these
headwinds we just talked about, in response to Kian's

question on flows in the US that remain a headwind

into
2026. But outside the US, a lot of the things

that I spend time over the last several quarters

discussing in terms of
headwinds that we have to navigate through, we have

done. So that gives us, effectively, confidence to believe
that just working through those headwinds themselves

is a boon to NNA growth. In terms of specific things

that
we want to do, we want to continue to capture

wallet across the board with our best-in-breed CIO solution shelf, and leverage our unrivaled global connectivity

at a time when wealth is increasingly mobile,

as Sergio described in
his comments earlier.

We continue to see signs of the IPO recovery, which is supportive of net new assets. We're also regaining the front foot on strategic recruiting, and we could see that

coming through, and that's part of, for sure, what we're
doing in APAC and driving growth there. And in addition, we are very focused on net new client acquisition in
the context of wealth transfer as well. So

these are things that we're doing outside the US; also,

of course,
building out our more digitized offering into high net worth will help. So I think it gives you a sense of where

we
expect to grow. It's going to be across our franchise. Naturally, as we said, the US is expected to be a net positive contributor in ’26, but we know in ’27 and

’28 the US has to contribute more in order to grow to the

greater
than 200 billion. And so that's part of

the plan as well.
On costs, I think it's fair to say that – you asked

just to get a little bit more insight on the saves.

So first, in terms
of the path to the 13.5 billion, we have 2.8 billion

of gross cost savings to deliver through 2026. As I mentioned in my comments, it's about 40% on the tech

side, about 40% personnel-related and 20%

third party spend and
real estate. Once the gross cost savings are achieved, we expect that gross-to-net ratio to fall in line with where
we have been guiding in prior quarters. If

I look at my gross-to-net, in terms of what I plan for

the end of 2026
on the 13.5 billion, I intend to deliver net saves

of around 75% of that amount, excluding variable

and FA comp.
Any headwind from that effectively is excluded, but it's

a 75% gross-to-net cost capture in how we think about
getting to our end of 2026 targets.

Antonio Reale, Bank of America
Thank you.
Giulia Aurora Miotto, Morgan Stanley
Hi. Good morning. Thank you for

taking my questions. The first one, Todd, I want to check if I understood you correctly. I think you said that half of the 9 billion accrued between parent and Group could be distributed in the
second half of the year, subject to the Too

Big To

Fail proposal. I just want to understand what outcome

could
drive essentially a forbidden additional buyback

in the year, if I understood this correctly.
And then secondly, on the parent bank, I think you said you intend now to run around 14% CET1 there, because of FX headwinds. And do you disclose anywhere any

sensitivity in terms of what we can expect

the FX impact to
be on this ratio going forward, in case the CHF appreciates further?

And I know you disclosed the sensitivities

at
Group level, the 14 basis points impact for 10%

depreciation of the dollar. But I was just interested in looking at the parent more closely. Thank you.
Todd

Tuckner
Yeah. So on the 9 billion accrual at the parent bank with respect to its dividend to pay up to

Group, we said that,
like last year, we were going to split it in two. So we're imminently paying up a half of that, or 4.5 billion, to the
holding company. The other 4.5 billion, we were just taking a prudent wait-and-see, to see what happens in
terms of the Swiss regulatory capital framework developments,

like we had last year, just retaining that
optionality to either retain or to pay up. And so that's

the way we've done the split again, in respect of the

2025
dividend accrual of the parent bank up to the holding

company.
In terms of the – you mentioned the CET1, you're

looking for the FX sensi. So first, I would

just tell you that in
general, maybe to step back a bit, that the dollar

softness that we've seen also in the

first part of this year, given
the currency mix of our businesses and balance sheet,

is moderately supportive of pre-tax profit accretion. So
that's across the Group, while offering a moderate headwind on our capital ratios. So just the sensi across

Group
is: a further 10% drop in the dollar versus other

currencies would drive a 3% PBT accretion, while placing

low
double-digit basis points headwind on our capital

and leverage ratios. At the AG consolidated

level, the sensitivity
is by and large very similar to the to the

Group. So while we don't disclose it, you can

take away that the FX sensi
at the AG consolidated level behaves in a

very similar way.
Giulia Aurora Miotto, Morgan Stanley
Thank you.

Jeremy Sigee, BNP Paribas
Morning. Thank you. Just one question

on the capital, you mentioned [on] the

ordinance measures you expect
publication later in the first half, which

I think is what had been planned. Do you

have any clarification on when
the go-live date [is] for that aspect, and particularly

the phase in, which I know we've talked

about before. I just
wondered if there's any clarification on your expectations

for that on the ordinance measures, specifically what
the phasing would be?
And then my other question really was just to see if

you could talk a bit more about Asia wealth management
flows, which were a bit soft in the quarter. I just wondered if there was any giveback from the strong flows you
had last quarter, and sort of how you see the outlook for wealth management flows in Asia going forward.
Todd

Tuckner
Hey, Jeremy.

So let me take your two questions. So the

first, when the ordinance is published, the Federal

Council
will have to confirm then what the effective date is

and the phase in. So I think it's

reasonable, as we've said
before, to expect a phase in, and it's reasonable to expect a prospective application date or effective date, just
given historical practice. But that will have

to be confirmed by the Swiss Federal Council

when they publish the
ordinance later in the first half.
In terms of Asia flows, look, we're very happy and

very comfortable with the position Asia

is in from a flow
standpoint in particular, of course, moreover,

around their ability to generate profitable growth. As I mentioned in my comments, I believe the power of the integrated

franchise – which, this is their first full year since

the client
account migration at the end of 2024 – is clearly

contributing to growth and profitability overall. And

as I
mentioned in response to an earlier question from Antonio,

our focus is on growing assets across the region by
doing things like deepening share of wallet, accelerating

strategic partnerships, [and] as Sergio mentioned,
strengthening high net worth feeder channels, particularly

through digital and ramping up the impact hiring

of
client advisors. And I believe the evidence of

this is in the 2025 results for the region, as I mentioned,

the region's
first year post the platform consolidation,

if you look at net new asset and net new

fee generating asset growth –
both at 8% for the year in Asia with strong mandate

penetration gains. And of course, while they

continue to
drive their bellwether, which is transactional revenues, in an environment where clearly our advice and structuring
expertise are differentiated capabilities.
Jeremy Sigee, BNP Paribas
Thank you.

Joseph Dickerson, Jefferies
Yes, hello. I just have a couple of quick questions. Is the right way to think about the 26 billion reduction to fully
applied RWAs related to the upstreaming of capital to UBS AG. is to put,

call it a 12.5% CET1, so it brings down
the capital associated with those by about

3.25 billion? Is that the right way to think

about it? Just to be precise.
And could you discuss, in the US in terms

of the FAs, you're clearly investing in wealth advice centers. So if we think about the net change in FAs, I guess, is there a way to think about the marginal pre-tax associated once the
accounts are funded and transacting, etc.? Is there a

way to think about the marginal pre-tax margin on

wealth
advice centers versus, say, the back-book, if you will, of existing business? Many thanks.
Todd

Tuckner
Hey, Joe. So the 26 billion reduction in RWA is a function of the portion of the up-streamed capital that gives rise to either offsets, because it's a repatriation – so it's an offset at the parent level investment in subsidiary
accounting – or from impairments on dividends. So some

portion of the 9 billion were characterized locally

for
legal purposes as dividends and may have been

associated with offsetting impairments. So the

26 billion is the
impact. The way you calculate it is actually the

net reduction in the investment in subsidiary account,

which is, as I
said, the portion that's repatriated plus any dividends,

any investment valuation change on dividends

times
400%, because [for] foreign subs, the RWA impact is 400%. So that's how you would get to the 26 billion. So
it's effectively 6.5 billion times four is another way

to calculate it.
In terms of – you mentioned the build-up in the

Wealth Advice Center. I think it is fair to say that our strategy is sort of multifaceted in that respect. One, it's to provide

leverage to the more senior advisors in the field. So

it
helps them to also grow their books of business. Secondly, the advisors that we’re hiring in the Wealth Advice
Center are also there to build up their own books of business.

And I think it is fair to say that the

cost-to-carry in
the Wealth Advice Center, because it's a different compensation model, is lower than your traditional brokerage model that the senior FAs would be subject to. So, sure, if we build up successfully the Wealth Advice Center,
which is a lever in our strategy as one of the feeder

channels, I think it's fair to say that the pre-tax margin

from
that business contribution is higher.
Joseph Dickerson, Jefferies
Thanks.
Stefan Stalmann, Autonomous Research
Good morning. I would like to

first ask a question about your targets and

ambitions. How do you want us to
measure the exit targets for 2026? Is it a fourth

quarter number or are there pro forma calculations involved, or how do you think about this? And also, is there any particular reason why 2028 remains an ambition rather than
a target?
And the second question I wanted to ask is

on your FRC business and the Investment

Bank. Can you give us
maybe a rough split of how much of that is FX versus

how much was precious metals, please? Thank you.

Todd

Tuckner
Hey, Stefan. So the ’26 exit rate calculation. Well, the expectation will be that, certainly on the numerator, we
would take the normalized run rate of where we

are at the end of the year, and annualize that. I think that's reasonably straightforward in terms of how we would

think about the numerator. The denominator would do the
same. Naturally, of course, revenues are always a little bit more interesting in the fourth quarter if you have seasonality. So I think we will look back rather than look forward and develop a denominator that seems
reasonable. But we believe that fundamentally, this comes out in the wash as we go through 2027,

as I think you
would agree, in terms of when we convert this underlying

exit rate cost/income ratio, is that manifesting

through
a cost/income ratio when we report in 2027 below 70%.

And so that's really the key. But in terms of how we will
sort of settle the business at the end of

the year, that's my expectation at this point in time.
I think in terms of the ambition versus target,

I think the Group reported [return on] CET1 of 18% and

the
cost/income ratio of 67% are targets, are they not? Those

are targets, so, but there's no given my response, you
could see that I –
Sergio P.

Ermotti
At the end of the day, it's a target, and ambitions are almost the same. I would say that the targets are more
short term, what we can see. The look-through is for

2026, we have a visibility to talk about targets

versus ’28,
and going forward is more of an ambition. But I wouldn't

be too bothered about overanalyzing that kind of
aspect. We want to get there. So, I mean, that's what

it is.
Stefan Stalmann, Autonomous Research
Thank you.
Todd

Tuckner
And Stefan, in terms of the split in FRC on

FX and precious metals, will come back and give

you the specific
breakout.
Stefan Stalmann, Autonomous Research
Thank you very much.

Anke Reingen, RBC
Yeah. Good morning and thank you for taking my questions. The first is just to clarify on the ’26 share buyback.
So you said 3 billion and potentially more, and then

you also talked about accrual for the

2027 share buyback. I
just wanted to confirm it's not the same thing.

So we could have an additional share buyback

in ’26 on top of the
3 billion, plus an accrual for 2027.
And then secondly, on the slide where you talk about the through-the-cycle revenues over RWA, is the 10%, is that what informs your 18% return in 2028

as well? And then just, I'm a bit surprised

that it's, I mean, looking at
the 9.6% in 2025, 10% doesn't seem that much

of a step up. So, there should be more focus on the shaded
area, so it'd be like higher than 10%, or were you sort

of like over earning in ’25 in some areas? Thank

you very
much.
Todd

Tuckner
Yeah, hi Anke. So on the first question, the idea is, if we do come out with guidance on what we intend to do in
terms of our aim to do more later in the year, we would at that point accrue for that.

And to the extent that we,
as I said in my comments, accrue for the 2027

share buyback or a portion thereof, that would be on

top.
In terms of our revenue over RWA, actually we're quite comfortable with that as a hurdle, in terms of the
productivity of the RWA that we put to work. You also have to consider there are a lot of headwinds that I described in my comments that we also have

to navigate around that. So I talked about a lot of

the Basel III
headwinds that we have. But certainly driving

higher revenues over RWA and creating RWA productivity for sure contributes to the 18% return on CET1.
Sergio P.

Ermotti
Yeah, and overly focusing on above that level would basically come at a cost of growth, I mean, in terms of net
new assets, loans, ability to be competitive

in pricing. So I think that having a revenue and risk weighted assets at
10% is a quite competitive number. And if we overstretch that number, it's going to come at cost of growth.
And so I think that we have a material upside

and marginal benefits in balancing

out the efficiency with growth.
Anke Reingen, RBC
Okay. Thank you.

Andrew Coombs, Citi
Good morning. Can I ask one broad-based question

on net interest income. And then I'll follow up on

the
ordinance and legislation.
On net interest income, firstly on the Q1 guide for

GWM. You called out the small decline due to day count, but
also you said deposit rates? Perhaps you can

just elaborate on what you mean by

change in deposit rates there.
And then my broader question on full year ’26 net interest

income is, when you gave your guidance, you

talked
about the contribution from the LME exercise in November. But can you just talk about the NII benefit across the
divisions from that LME exercise, and also the AT1 issuance you recently did in January? I know you put that
through your net interest income, so what's the impact

to your GWM and P&C NII numbers from that as

well?
And then the other question, just on the

ordinance and legislation, obviously, I think we've all read the Finance
Minister's interview in FMW at the end of January. I mean, she was talking about

AT1 being unsuitable for the
purpose of the new capital reform because it would cost

the bank as much as equity capital, it would

unsettle
markets. And then if you could just share your thoughts

on AT1 versus core Tier1 capital. Thank you.
Todd

Tuckner
So, Andy, hi. So on NII, I mean, normally, easing rates are supportive for net interest income in general. But to unpack that a bit – outside the US, the benefit

from lower deposit rates is more limited because a meaningful portion of our deposits, particularly in Swiss

francs, are at or near their effective floor, and we have a significant part of our deposit base in Swiss francs. And as

a result, the asset yields or the replicating portfolios

reprice down
faster and that compresses margins. So that's what I

mean by the impact from deposit rates that weigh a

bit on
the sequential Q-on-Q as rates come lower, particularly in the lower rate currencies like Swiss francs, but also
Euro to an extent as well. On the LME, the benefit

that we see is about 100 million per year net of

the PPA,
across each of the next three years, roughly. So we see that and it's split across Wealth, P&C and, with respect to the Opco issuance we bought back as well,

Non-core and Legacy in terms of its funding cost

drag.
Sergio P.

Ermotti
Yeah. On the AT1

topic, I think that, first of all, it's clear

that the lessons learned on what happened

in 2023 tells
us that maybe some clarification around some aspect

on how the AT1 should be called into a restructuring are
necessary. Having said that, I would point out that without AT1, Credit Suisse would have gone through a resolution on Monday morning. So, I mean,

if one wants to question the effectiveness of the AT1, we had a concrete and not theoretical example on how it was critical

to restoring, very rapidly, financial stability in
Switzerland, also globally.
So from my point of view, that's a first observation. The second one, I would say that the Basel Committee has
confirmed its total backing of the AT1 as a vital part of the capital stack.

So, frankly, I think that it's very
important to really understand the international

landscape and how these things are working, and

regulate
accordingly.

Flora Bocahut, Barclays
Yes. Thank you. Good morning. The first question, I'd like to come back on the buyback, just to make sure I fully
understand the message there, because in the past

you used to do two tranches on the buybacks,

one in H1 and
one in H2. So can you clarify, and apologies if you already have, on the buyback for 2026, when you say 3 billion
and potentially more, when are you going to launch that

buyback? And is the plan as of now, that the whole of
the 3 billion would be achieved over H1? So

just to understand here the timing of the buyback.
The second question is about the P&C banking

cost/income ratio. You said in your presentation that you continue to target that exit rate ‘26 of below 50%, and

then a reported 48% for ‘28. You said you think you can achieve that even if rates are zero at the SNB. But obviously in ‘25 you're still much higher than that. So can you maybe
elaborate again on what gives you the confidence

that you can decline the cost/income ratio

by so much, over
ten points basically in ‘26. And how much of

that would be driven specifically by the

decommissioning of the IT
system at Credit Suisse? Thank you.
Todd

Tuckner
Flora, so on the first question, in terms of

our approach, when we hear further on the ordinance

later in the first
half of the year, we would come out in a subsequent quarter and potentially offer a view on our willingness to do
more, and if so, how much. So that is contingent,

of course, on what those final rules say, and just, if there's even further visibility on the broader regulatory framework

in Switzerland. So we would come out and

talk about
that. In terms of the 3 billion that we're committing

to do, we think it's fair that around 2 billion will be
undertaken in the first half of 2026, to think

about just timing in respect of that.
On the P&C cost/income ratio, as Sergio

mentioned, it's unlikely we would meet the

less than 50% cost/income
ratio on an underlying basis in 2026, given

the NII headwinds. And as you rightly

say, we said that the 48% can
be achieved by ‘28, even in the current interest rate environment.

So what gives us confidence on that? So

I
would say it's two things, broadly. One, it's P&C building out their non-NII revenues, continuing to grow non-NII
revenues, whether it be across Personal Banking, but also

in their Corporate and Institutional segment.

So very
focused, especially after the platform migration

is complete at the end of Q1 that, without

distraction, the
business is out and improving, and driving growth in those areas on the top line. And then, of course, on the
expense side, of course, we have – it's important

to recognize that we're taking a lot of cost out of the businesses that are in their operating margins at the moment.

We take those costs out. P&C will be a big beneficiary

of the
of the gross cost saves that we take out in 2026,

so that's going to help. And then just further

efficiency, as we
do some of the things that Sergio highlighted

in his prepared remarks in terms of creating more operating
efficiency through continuing investments in our operating model and in technology. So those are the things that
give us confidence to get to around 48% by ‘28, irrespective of the rates environment.
Flora Bocahut, Barclays
Okay. Thank you.

Amit Goel, Mediobanca
Hi. Thank you. One question just coming back

on the US wealth business. Just in terms

of squaring the circle – so
I think obviously you're talking about a positive kind

of full year flow performance with the

first half potentially
still being a bit negative so, ramping up in the

second half. When I think about that, then

it probably does require
a bit of more commitment, expense. And so, to

get the better operating margins that I think

you're guiding to
now for next year and the year after – especially

with lower rates – I'm just wondering, what

are you baking in
for the impact from getting the National Charter, and how quickly and how significantly can that impact or
should we expect, or is that baked into your expectations?

And then secondly, just coming back on the capital upstreaming – the 9 billion. I suppose I was a bit surprised
that you've been able to accelerate it, or to

do it a bit quicker. I was just curious because then, for example, in terms of the 26 billion number that has been

presented as incremental capital demands, that drops to about

21.5
or just above. So I'm just curious why you

do this now, versus waiting till we have got a bit further down the
parliamentary discussion process, because it could

give the impression that some of these demands

are a bit more
manageable. So [I] just wanted to touch on

that if possible. Thank you.
Todd

Tuckner
Hi Amit. So, on your first question, look, in

terms of our ‘28 ambitions that Sergio described

in his prepared
remarks on the US pre-tax margin, naturally, the costs are baked in. If you're talking about – I guess I think in your first point, you were trying to say more commitment to

sort of reverse the net recruiting impacts, as well as,
you talked about the National Charter. So the cost of doing that are, of course, in our plans, in terms of ramping
up recruiting, but also seeing that some of the movements

also start to taper as we move through 2026, that

is
our expectation. In terms of the timing on

the National Charter, I think we already are leveraging the build out of the banking capabilities, and we're doing quite

well with it. We're growing NII, we're growing loan balances and
[on] the National Charter, we're going to be able to just leverage the progress that we're making – that will take time. Once we get the National Charter and

we're able to roll out the additional capabilities to clients,

it will take
time before there's meaningful growth and that contributes to meaningful pre-tax margin accretion.
You asked about the upstreaming and the timing. I think for us, we're focused on de-risking Non-core and
Legacy as fast as possible. That's been our

stated objective all along, to reduce the balance

sheet and take out
costs and to do it in a capital effective way. We've said that from the very beginning. We've made very strong progress in doing that. And as a result, we've been able to satisfy supervisory reviews around the capital that sits
in a number of these entities across the globe, including

in the UK and the US. We've secured approvals to
upstream the capital, and we've done that.

Benjamin Goy, Deutsche Bank
Hi. One last question on [the] Investment Bank.

You have shown strong revenue growth without any RWA
increase. Just wondering whether there's more opportunities

left, or do you expect revenue growth and RWA
growth to pick up. And are you willing to even allow for

disproportionate RWA growth if the opportunities are
there? Thank you.
Todd

Tuckner
Benjamin. Just on the RWA – look, I think it's important

to point out 2025 just was a particularly strong year

for
the Investment Bank in terms of their ability to

generate revenues in a capital-light fashion.

They will always do
that because that's the nature of their business, but it

was potentially accentuated in 2025 by two

things.

One, I just think the market conditions were such that,

given our positioning, vis-à-vis the market, that

we were
able to generate significant trading flows

without significantly taking up market RWA. So that's one

thing. And
the second thing, it's also important, I mentioned

that we as a bank are wearing the burden of significant RWA
inflation from having implemented Basel III, but

also over a number of years in preparing for it.

It is fair to say that
on trade date – which is the implementation

date of Basel III final for us, at the beginning

of 2025 – there were
reductions. So even though, as I said, we're wearing about 60 billion of additional RWA, on settlement date, I
should say, of Basel III, we ultimately saw reductions. And so the IB benefited from that as well in 2025,

in terms
of its RWA consumption. So a number of factors, I think, that played in making ‘25 quite unusual. But look,

we
always believe that the IB will be able to

be successful in a capital-light fashion.
Benjamin Goy, Deutsche Bank
Thank you.
Sarah Mackey
I think there are no further questions. We just thank everyone for dialing in and we look forward to speaking

to
you again with our first quarter results. Thank you.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

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By:

/s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By:

/s/ David Kelly

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Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

February 5, 2026